NexGel, Inc.

2150 Cabot Blvd West, Suite B

Langhorne, PA 19047

June 7, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Tim Buchmiller, Esq.

RE:	NexGel, Inc.
Registration Statement on Form S-3
Originally Filed April 13, 2022, as amended
Request for Acceleration
File No. 333-264282

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the U.S. Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), NexGel, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-mentioned Registration Statement on Form S-3 to 4:30 p.m., Eastern Time, on Wednesday, June 7, 2023, or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request via telephone call to the staff. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Jeffrey M. Quick of Quick Law Group PC at (720) 259-3393.

Very truly yours,

NexGel, Inc.

By:	/s/ Adam Levy
Adam Levy
Chief Executive Officer

cc: Jeffrey M. Quick, Esq., Quick Law Group PC